Exhibit 99.2

Memo

Date August 9, 2016 To Randstad US employees From Jacques van den Broek CEO and Chairman of the Executive Board Linda Galipeau CEO, North America and UK Executive Board Member

Subject

Randstad & Monster create leading HR services company

Dear Colleagues,

Today we have announced our intent to acquire Monster, creating the world’s most comprehensive portfolio of HR services. The executive boards of both companies, as well as our Supervisory Board support this acquisition, which is an important step in bringing our tech & touch strategy to life and enhancing our position as a global leader in connecting people to jobs.

With its leading technology platform and easy to use digital, social and mobile solutions, Monster is a natural complement to the suite of services we offer our clients in the sourcing, onboarding and management of talent. By bridging two different but complementary parts of the extended recruiting ecosystem, Randstad will be able to further expand its services to offer both clients and candidates greater tools for increased efficiency and engagement. Together, Randstad and Monster intend to develop new and innovative products that deliver greater value to our stakeholders and ultimately lead industry transformation to bring labor supply and demand closer together.

The announcement is only the beginning, and the acquisition is subject to customary closing conditions. It will take some time to complete the acquisition, which we expect to close in the fourth quarter of 2016. As soon as more detailed information is available, we will share it with you. In the meantime, below are some materials to help you better understand the organization and support you in any conversations you may have:

•    Internal FAQ (insert hyperlink)

•    Joint press release (insert hyperlink)

This is an exciting next step in our company’s future as we look to further shape the world of work. We are convinced that this combination will be able to deliver greater value to individuals, employers and the global job industry as a whole.

Regards,

Memo

Jacques van den Broek	Linda Galipeau
CEO and Chairman of	CEO, North America and UK
the Executive Board	Executive Board Member

Additional Information

This communication and the description contained herein is for informational purposes only and is not a recommendation, an offer to buy, or the solicitation of an offer to sell any shares of Monster’s common stock. The tender offer referenced in this communication has not commenced. Upon commencement of the tender offer, Randstad North America, Inc. and its wholly-owned subsidiary, Merlin Global Acquisition, Inc. (“Merger Sub”), will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase (the “Offer to Purchase”), a form of letter of transmittal (the “Letter of Transmittal”) and other related documents and, thereafter, Monster will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D9 with respect to the tender offer. Randstad, Merger Sub and Monster intend to mail documents to the shareholders of Monster. THESE DOCUMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND MONSTER SHAREHOLDERS ARE URGED TO READ THEM CAREFULLY WHEN THEY BECOME AVAILABLE. Shareholders of Monster will be able to obtain a free copy of these documents (when they become available) and other documents filed by Monster, Randstad or Merger Sub with the SEC at the website maintained by the SEC at www.sec.gov.

The Offer to Purchase is not being made to holders of (nor will tenders be accepted from or on behalf of holders of) shares of Monster’s common stock in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to Purchase to be made by a licensed broker or dealer, the Offer to Purchase shall be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub or Randstad.

Memo

Forward-Looking Statements

The statements included in this communication contain forward-looking statements, which are generally statements that are not historical facts. Forward-looking statements can be identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans,” “will,” “outlook” and similar expressions. Forward-looking statements are based on management’s current plans, estimates, assumptions and projections, speak only as of the date they are made and include without limitation statements regarding the planned completion of the tender offer and the merger, statements regarding the anticipated filings and approvals relating to the tender offer and the merger, statements regarding the expected completion of the tender offer and the merger and statements regarding the ability of Merger Sub to complete the tender offer and the merger considering the various closing conditions. Randstad undertakes no obligation to update any forward-looking statement in light of new information or future events, except as otherwise required by law. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond the control of either company, including the following: (a) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (b) the inability to complete the transaction due to the failure to satisfy conditions to the transaction; (c) the risk that the proposed transaction disrupts current plans and operations; (d) difficulties or unanticipated expenses in connection with integrating Monster into Randstad; (e) the risk that the acquisition does not perform as planned; and (f) potential difficulties in employee retention following the closing of the transaction. Actual results or outcomes may differ materially from those implied by the forward-looking statements as a result of the impact of a number of factors, many of which are discussed in more detail in the public reports of each company filed or to be filed with the SEC or the Amsterdam Stock Exchange.